SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          HOLMES PROTECTION GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    436419105
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                                 (CUSIP Number)
                                                   with a copy to:
         Stephen Feinberg                          Robert G. Minion, Esq.
         450 Park Avenue                           Lowenstein, Sandler, Kohl,
         28th Floor                                  Fisher & Boylan, P.A.
         New York, New York  10022                 65 Livingston Avenue
         (212) 421-2600                            Roseland, New Jersey  07068
                                                   (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 20, 1997
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If the filing person has previously  filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
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2) Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):  WC

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e):                   Not Applicable

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6)  Citizenship or Place of Organization:            United States

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   Number of                                   7) Sole Voting Power:          *
   Shares Beneficially                         8) Shared Voting Power:        *
   Owned by
   Each Reporting                              9) Sole Dispositive Power:     *
     Person With:                             10) Shared Dispositive Power:   *

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11) Aggregate Amount Beneficially Owned by Each Reporting Person: 744,166*

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12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions):          Not Applicable

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13) Percent of Class Represented by Amount in Row (11): 11.8%*

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14) Type of Reporting Person (See Instructions): IA, IN

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* 185,500 shares (2.9%) of Holmes  Protection Group, Inc. common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 297,166 shares (4.7%) of Holmes Protection Group, Inc. common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 41,000 shares (0.7%) of Holmes Protection Group, Inc. common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 220,500 shares (3.5%) of Holmes Protection Group, Inc. common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.           Interest in Securities of the Issuer.

         Based upon the quarterly report of HPGI on Form 10-Q for the quarterly period ended June 30, 1997, as of August 12, 1997 there were issued and outstanding 6,315,791 shares of common stock of HPGI. As of August 20, 1997, Cerberus owned 185,500 of such shares, or 2.9% of those outstanding; International owned 297,166 of such shares, or 4.7% of those outstanding; Ultra owned 41,000 of such shares, or 0.7% of those outstanding and the Funds in the aggregate owned 220,500 of such shares, or 3.5% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of HPGI owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of common stock of HPGI owned by the Funds. The only transactions by any of Cerberus, International, Ultra and the Funds in shares of common stock of HPGI since the filing of the Schedule 13D Amendment No. 3 by Mr. Feinberg as of June 19, 1997 were the August 20, 1997 purchases of 60,000 shares, 109,166 shares and 10,000 shares by Cerberus, International and Ultra, respectively, each of which were effected in an ordinary broker's transaction at a purchase price of $15.25 per share.
                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                               August 29, 1997


                               /s/ Stephen Feinberg
                               -------------------------------------------
                               Stephen Feinberg, in his capacity as the managing member of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P. and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).